Exhibit 99.(p)(3)

Code of Ethics

As a fiduciary, Breckinridge and its employees owe their undivided loyalty to their clients. We have a duty to act in the best interests of our clients and to make full and fair disclosure of material facts, particularly where the firm’s or employee’s interests may conflict with the client’s.

Rule 204A-1 under the Investment Advisers Act of 1940 requires each registered investment advisor to adopt and implement a written code of ethics that sets forth standards of conduct and require compliance with applicable federal securities laws. Breckinridge has, thus, adopted this Code of Ethics (the “Code”) which is designed to:

•	protect our clients by deterring misconduct;

•	educate employees regarding the firm’s expectations and the laws governing conduct;

•	remind employees that they are in a position of trust and must act with complete propriety at all times;

•	protect the reputation of the firm;

•	guard against violation of the securities laws; and

•	establish procedures to determine whether employees are complying with the firm’s ethical principles.

Covered Persons

The Code applies to all employees (“Supervised Persons”). Employees who have access to non-public information regarding investment recommendations or client purchases, sales and holdings will be deemed Access Persons and will adhere to personal securities transaction reporting and disclosures. Breckinridge considers all employees (excluding temporary employees) to be Access Persons. From time to time, Compliance may deem a temporary staff member an Access Person. Compliance will notify the temporary employee and the respective manager.

Board of Directors

Board members who are not employees of the firm are considered “independent directors.” They do not have access and are not provided with access to non-public information regarding investment recommendations, client trades or holdings. As such, independent directors are not considered Supervised Persons or Access Persons, and they are not subject to the regular reporting or preclearance requirements discussed in this policy. All Board members, including the independent directors, are required to comply with the Board’s conflicts of interest policy, which is signed annually by each member.

Standards of Business Conduct

Breckinridge is retained by its clients to manage parts of their financial affairs and to represent their interests in many matters. We hold ourselves to the highest standards of fairness in all such matters. Our reputation reflects the quality of our employees and their dedication to excellence in serving our clients. As such, we expect all our employees to follow the below business conduct standards, regardless of whether the conduct is covered by other specific policies and procedures.

•	Comply with the spirit and letter of applicable federal securities laws.

•	Place clients’ interests first and work diligently to ensure no client or group of clients is preferred over any other client.

•	Act with integrity, competence, dignity, and in an ethical manner when dealing with the public, clients, co-workers, and any other stakeholder.

•	Preserve the confidentiality of information that may be obtained in the course business and to use such information properly and not in any way adverse to our clients’ interests, subject to the legality of such information.

•	Practice, and encourage others to practice, in a professional and ethical manner that will reflect credit on themselves and the profession.

•	Conduct personal affairs in a prudent manner, avoiding any action that could compromise in any way their ability to deal objectively with our clients.

•	Not make referrals to clients (e.g., accountants, attorneys) if this is expected to benefit the employee in any way.

In connection with the purchase or sale, directly or indirectly, of securities held or to be acquired by clients, employees must not:

•	defraud clients in any manner;

•	mislead clients, including making statements that omit material facts;

•	engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon clients;

•	engage in any manipulative practice with respect to such clients; or

•	engage in any manipulative practice with respect to securities, including price manipulation and rumor mongering.

Conflicts of Interest

Conflicts can arise at any time during the regular course of business. When they do arise, they can create an opportunity for employees to forward their own personal interests with or against those of the firm and its clients. As noted in the standards above, employees must put clients’ interests first and avoid situations that could compromise their objectivity when dealing with clients.

Employees are required to disclose any actual or potential conflicts of interest so that policies and controls can be reviewed and adjusted as necessary. A conflicts questionnaire is administered during new employee onboarding. Further, employees are required to certify periodically to their reported conflicts, including outside business activities. However, employees should not wait until the certifications to update or disclose new conflicts. Some examples of conflicts are:

•	material personal interests or relationships with third parties that are doing (or seeking to do) business with Breckinridge;

•	material personal investments and interests in securities being discussed or considered for client accounts; or

•	family members who are employed with other investment advisors or financial intermediaries.

Individuals with such conflicts may be asked to refrain from any discussions or decisions pertaining to those matters. In addition, Compliance will review existing policies and controls to determine if changes should be made. Material conflicts may be reported to the Risk Committee for additional input. See the Outside Business Activities policy for more information.

Failure to Comply with the Code

Breckinridge treats all violations of the Code seriously. Compliance with this Code is a basic condition of employment with Breckinridge. Any improper, or even the perception of improper, behavior can damage the reputation of the firm with its clients and the investment community. This includes the failure to file required reports or making inaccurate or misleading reports or statements concerning personal activities. Employees are urged to seek the advice of Compliance with any questions on the Code or its specific provisions.

Sanctions

Violations can result in sanctions such as monetary fines, disciplinary actions and termination of employment. In addition to sanctions, violations may result in referral to civil or criminal authorities, where appropriate.

In consultation with the President or other members of management, the CCO will have discretion to impose sanctions. When reviewing violations, the CCO will consider the facts and circumstances surrounding the event, the employee’s trading history, past violations history, whether the security is a client holding or was recently traded, and any other factor that is considered relevant.

The following table is intended to assist the CCO and management in seeking remedial action for identified violations. Actual sanctions imposed could differ from what is stated below based on the facts, circumstances, and severity of the violation.

Occurrence	Potential Sanction
1st violation	Verbal and/or written warning
2nd violation	Reversal of trades and/or disgorgement of profits to charity
3rd violation	Suspension of personal trading privileges, disgorgement of profits to charity, and/or monetary fine to be donated to charity
4th violation	Permanent ban on personal trading or termination of employment

Failure to comply with sanctions is considered a Code violation and can result in additional disciplinary actions and fines. Material violations will be reported to the President and/or Executive Committee. Employees who have accrued multiple violations from year to year may be required to meet with the President and/or Executive Committee to discuss their personal trading violations and activities.

Reporting Code Violations

Employees are required to promptly report any actual or suspected violations of the Code to the CCO. In the CCO’s absence or if the violation involves the CCO, such reports should be made to the President.

Types of Reports

The types of violations that are required to be reported include, but are not limited to:

•	fraud or illegal activity involving any aspect of our business;

•	material misstatements in regulatory filings, internal books and records, client records or reports;

•	activity that is harmful to clients, non-compliance with applicable laws, rules and regulations; or

•	deviations from internal controls and procedures that safeguard client assets and the firm.

Confidentiality

All reports will be treated confidentially to the extent permitted by law and investigated promptly.

Retaliation

Retaliation against any employee who reports a violation of the Code will not be tolerated. Retaliatory actions are considered further violations of the Code and can result in disciplinary actions.

Personal Securities Transactions

Access Persons must conduct personal securities transactions in compliance with this Code. Doubtful situations should be resolved in cooperation with Compliance. Technical compliance with the Code does not automatically insulate security transactions from scrutiny or potential violation of Breckinridge’s fiduciary duties. Prior to entering into any personal securities transaction, Access Persons must ensure they fully understand and comply with the personal trading requirements and restrictions.

Family Members

For the purposes of personal securities trading, immediate family members sharing the same household are subject to the same transactional restrictions and requirements that apply to Access Persons. See the section on Reportable Accounts and Beneficial Ownership for more information.

Covered Securities

The term “covered security” is broad and includes (but not limited to) any stock, bond, future, investment contract or other instrument, options, ETF, limited partnerships, and private funds. Covered securities do not include:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end registered investment companies including ETFs structured as an open-end fund, except those funds advised or subadvised by Breckinridge; and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or subadvised by Breckinridge.

Digital Assets

Prior to investing in any digital asset, Access Persons must determine whether the asset is considered a security. If the asset is a security, the asset will be treated as a covered security for the purposes of this policy. Any virtual currency or cryptocurrency, such as Bitcoin, that are not considered a security will not be subject to this policy.

Reportable Accounts

A reportable account includes any investment account in which the Access Person has direct or indirect beneficial ownership or the ability/authorization to direct trades (regardless of whether the person exercises such authorization). Unless exempted elsewhere in this policy, Access Persons must disclose all reportable accounts, even if the accounts do not hold any securities or do not have transactions. Access Persons also are responsible for notifying Compliance of new investment accounts (including accounts in Breckinridge strategies), closed accounts and any other changes to the account status.

Beneficial Ownership

Access Persons are considered to have beneficial ownership of securities if they have or share a direct or indirect pecuniary interest in the securities. Access Persons have a pecuniary interest in securities if they can directly or indirectly profit from a securities transaction. The following are examples of indirect pecuniary interests in securities:

•	Securities held by members of Access Person’s immediate family sharing the same household. Immediate family means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law. Adoptive relationships are included;

•	Interests as a general partner in securities held by a general or limited partnership; and

•	Interests as a manager/member in the securities held by a limited liability company.

The following circumstances constitute beneficial ownership by Access Persons of securities held by a trust:

•	Ownership of securities as a trustee where either the Access Person or members of their immediate family have a vested interest in the principal or income of the trust;

•	Ownership of a vested beneficial interest in a trust; and

•	An Access Person’s status as a settler of a trust, unless the consent of all of the beneficiaries is required in order for the employee to revoke the trust.

Exempted Accounts

On occasion, Compliance will exempt an account that is not already explicitly exempted in the policy from reporting and/or other requirements. Typically, such accounts will present minimal to no conflicts with our clients. In such cases, it is the Access Person’s responsibility to notify Compliance of any changes to the account so that it continues to meet the exemption status. Furthermore, Access Persons will be required to provide additional documentation or certifications on such accounts.

Opening New Investment Accounts

Access Persons may open investment accounts at brokerage firms that offer an electronic feed into the personal trading system. No prior approval from Compliance is needed. Eligible brokers will be listed in the dropdown box in the new account form in ComplySci. If a broker is not listed, then it is not eligible.

New investment accounts should be reported via ComplySci. Compliance will request electronic feeds for new accounts. Until the feed is active, Access Persons will be responsible for providing appropriate documents to meet the reporting requirements set forth in this policy.

Compliance will have discretion to allow Access Persons to maintain accounts without an electronic feed. In general, such arrangements will not impose an additional administrative or operational burden or cost onto the firm or Compliance team. Generally, accounts that exclusively hold either a private investment or a Breckinridge managed strategy do not need an electronic feed, but Access Persons will be required to provide account statements in accordance with this policy’s reporting requirements.

Managed Accounts

An electronic feed is not required for accounts where the Access Person has appointed an unaffiliated and independent third-party discretionary investment manager or trustee to their account (“managed account”). For the purposes of this policy, a managed account must meet the following criteria:

•	All buy/sell decisions are executed by the appointed advisor/trustee without any prior consultation, suggestion, review or approval from the Access Person (i.e., the Access Person has no knowledge of the transaction until after it is executed), and

•	Periodic certifications on the account’s discretionary status have been completed by the appointed advisor/trustee. (Certification letters may be obtained from Compliance.)

If any of the above criteria is not met, Compliance has discretion to impose preclearance, reporting and restrictions as would be applied to other non-managed accounts. Upon request by Compliance, Access Persons are required to provide statements for any managed account.

Breckinridge Accounts

If an Access Person wishes to open an account to invest in a Breckinridge strategy, they do not need to preclear the account but they must preclear their initial investment and any subsequent portfolio flows and liquidation. See the section on Preclearance Requirements for more information.

Closing Investment Accounts

Access Persons must notify Compliance if they close an investment account, including accounts with investments in Breckinridge strategies. Accounts in ComplySci remain active and open until they have been terminated in the system. Open accounts are subject to the reporting requirements described in this policy.

Preclearance Requirements

Access Persons must preclear transactions in the following:

•	Equities

•	Single Security ETFs

•	Options (excludes options for broad market ETFs or indices)

•	Fixed income securities

•	Private placements/funds

•	Limited offerings

•	Initial coin offerings (“ICOs”) that are considered securities

•	Initial public offerings (“IPOs”), and

•	Breckinridge strategies.

Preclearance requests must be submitted through ComplySci during Breckinridge business hours and within applicable market hours. Any requests submitted outside of these times will be rejected.

In the event ComplySci is inaccessible or not available, Access Persons must submit requests to Compliance through email. Approvals must be in writing; verbal approvals are not valid.

All requests are reviewed on a best-efforts basis and may not be approved the day they were submitted. Requests for Breckinridge strategy investments or flows may not be granted the day they were entered as there may be client activity in the strategy. If an Access Person has an immediate need or request for a trade, they should consult with Compliance prior to submitting a request.

Approvals are good for the day they are obtained, up to market close (4:00PM ET for equities and 5:00pm ET for fixed income). If a trade order is not completed on the day of the approval, the Access Person must submit another preclearance request on the day they plan to trade. Access Persons are responsible for instructing their brokers that the trade order is only good for the day.

Preclearance Approval Extensions

At Compliance’s discretion, approvals may be extended to accommodate certain types of transactions. For example, investments in private placements or Breckinridge strategies will be extended as necessary to complete the investment.

IPOs, ICOs, Limited Offerings and Private Placements

Access Persons wishing to acquire beneficial ownership of securities in an initial public offering (IPO),

initial coin offering (ICO), limited offering or private placement must seek approval from Compliance prior to making any investment commitment. Access Persons may be asked to provide copies of the offering documents and other confirmations to support their requests. An electronic copy of a “trade confirmation” of the investment with the amount and investment date will be required; this may be an email confirmation or account statement from the issuer, custodian, broker dealer, administrator, etc.

Restrictions on Security Offerings

Access Persons will not be permitted to participate in offerings where client accounts are also participating. This helps to ensure that an Access Person’s acquisition of the security has not precluded advisory clients from purchasing the security or obtaining a full allocation, and that the allocation was not offered to the employee strictly by virtue of the person’s position at the firm.

Transactions Exempt from Preclearance Requirement

The following transactions are considered exempt transactions for purposes of the preclearance requirement (but may still require reporting):

•	Any transaction in an account over which the employee does not have any direct or indirect influence or control. For example, presuming that such relatives do not reside in the same household as the employee, accounts of family members outside of the immediate family would not be subject to review.

•	Any transactions occurring in an account that is managed on a discretionary basis by an unaffiliated investment manager or advisor (“managed account”)

•	Security transactions executed in Access Person’s Breckinridge account by the firm (initial funding and contributions/withdrawals must be precleared)

•	Purchases of securities in DRIPS (dividend reinvestment plans) or AIPs (automatic investment plans)

•	Purchases of securities by the exercise of rights issued to holders of a class of securities on a pro-rata basis

•	Acquisitions or dispositions of securities because of a stock dividend, stock split, or other corporation actions

•	Transactions in broad market or sector exchange traded funds or notes (ETFs, ETNs) or exchange-traded options on broadly-based indices

•	Transactions in closed-end funds that are not sub-advised by Breckinridge

•	Transactions in 529 Plans.

From time to time, Compliance will exempt preclearance requirements for certain transactions, so long as such transactions pose minimal conflicts with clients and the firm.

Transactional Restrictions and Limitations

Breckinridge expects all Access Persons to abide by the following restrictions and limitations when engaging in personal trading activity. Exceptions beyond what is available in this policy can be granted by the CCO and/or President and must be in writing. Breckinridge anticipates that exceptions would be granted only in limited circumstances.

Fixed Income Securities Eligible for Client Accounts

Breckinridge has a general prohibition on Access Persons buying any municipal, corporate or securitized bond that would be eligible for client accounts. Access Persons with such securities in their personal investment accounts at the time of employment may hold such positions unless instructed otherwise by Compliance. Access Persons are prohibited from increasing or liquidating such positions without pre-approval from Compliance.

Fixed Income Strategies Advised By Breckinridge

Access Persons are generally not permitted to invest in fixed income strategies advised by Breckinridge. This prohibition does not apply to Access Persons who have invested in incubated products or strategies that the firm is developing.

Short Selling

Access Persons are not permitted to short securities purchased for client accounts. In the event an Access Person holds a short position that becomes a client holding, Compliance will review and determine whether the position can be maintained or should be promptly liquidated.

Blackout Periods

Breckinridge strictly forbids “front-running” of client accounts, which is a practice generally understood to be when Access Persons personally trade ahead of client accounts. Access Persons also cannot enter into a transaction if they know that the security is being traded in any client account.

•	Bonds: Access Persons may not trade a security within 7 calendar days before and after a client trade in the same security has taken place. (Since Access Persons are not permitted to purchase bonds that are eligible for client accounts, Breckinridge anticipates that this blackout period will apply in limited circumstances.)

•	Equities: Access Persons may not trade a security until all client trades in the same security have been completed (or withdrawn). Depending on the circumstances, this may mean the personal trade will not be approved until the day after the client trade is completed.

Short-term and Frequent Trading

Access Persons are not permitted to engage in frequent or short-term trading. Securities purchased in an investment account should be held for a minimum of 30 days. The holding period does not apply to broad market or sector ETFs.

Rumors

Creating or passing false rumors with the intent to manipulate securities prices or markets can violate the anti-fraud provisions of federal securities laws. Such conduct is contradictory to our Code, as well as Breckinridge’s expectations regarding appropriate behavior of its employees. Employees are prohibited from knowingly circulating false rumors or sensational information that might reasonably be expected to affect market conditions for one or more securities, sectors, or markets, or improperly influencing any person or entity.

Material, Non-Public Information

All employees are prohibited from entering into any trade (either personally or on behalf of others) while in possession of material, non-public information. Employees should refer to the firm’s Insider Trading policy for additional information.

Reporting Requirements

Access Persons are required to submit certain reports through ComplySci. Since some due dates are mandated by Rule 204A-1, it is important that reports are submitted by the deadline. Late reports are considered violations and could lead to sanctions.

Initial Requirements

Holdings Report

New employees are required to disclose all of their personal securities holdings (both public and private) in covered securities within 10 days of becoming an Access Person. The list should include securities held outside of brokerage accounts (e.g., physical stock certificates). The initial holdings report must be current as of a date not more than 45 days prior to the employee becoming an Access Person.

For each security held, the following information must be provided on the report:

•	Title and type of security

•	Ticker or CUSIP

•	Number of shares held, if applicable

•	Principal amount, if applicable

•	Name of broker, dealer or bank where the security is held

•	Date the report was submitted

Access Persons may provide their most current account statements to satisfy the initial holdings report requirement. Statements should be uploaded into the personal trading system as part of their Initial Accounts and Holdings Report.

Investment Accounts Report

Access Persons must disclose investment accounts in which any covered securities are held for their direct or indirect benefit. Account information can be entered directly into ComplySci.

Quarterly Requirements

Transactions Report

Access Persons are required to submit transactions reports within 30 days after every calendar quarter end. The transaction report must cover all transactions in covered securities, unless those transactions are exempted from reporting, during the entire quarter. For each reportable transaction, the following information must be provided on the report:

•	Date of the transaction

•	Nature of transaction (buy, sell, etc.)

•	Title of security

•	Ticker or CUSIP

•	Interest rate and maturity rate, if applicable

•	Number of shares, if applicable

•	Principal amount

•	Price of security at which transaction was effected

•	Name of broker, dealer or bank with or through which the transaction was effected

To satisfy this reporting requirement, Access Persons will log into ComplySci, review the list of transactions executed during the period (if any) and certify to the information. Employees with accounts that do not feed directly into the system are required to upload duplicate statements into the system. Statements must cover the entire calendar quarter (all three months).

Annual Requirements

Holdings Report

Access Persons are required to provide a complete list of covered securities in which they have beneficial interest as of the most recent December month end. This list must include securities held in managed accounts, held outside of investment accounts (e.g., physical stock certificates) and any private investments. This report will be due within 30 days after the calendar year end. For each security held, the following information must be provided on the report:

•	Title and type of security

•	Ticker or CUSIP

•	Number of shares held, if applicable

•	Principal amount, if applicable

•	Name of broker, dealer or bank where the security is held

•	Date the report was submitted

Access Persons will log into ComplySci, review the list of holdings (if any), and certify that the information is accurate and complete.

Access Persons with accounts that do not feed into the system directly must upload their December month-end account statements or equivalent statement that shows the list of holdings and the required information listed above as of December month end to satisfy the annual holdings report requirement.

Investment Accounts Report

Annually, Access Persons will log into ComplySci, review their list of reportable accounts, and certify that the list is accurate and complete. This certification is due within 30 days after the calendar year end.

Exceptions To Reporting Requirements

The following types of accounts or transactions are exempt from the reporting requirements set forth in the Code:

•	529 accounts, holdings and transactions

•	Prior employer’s 401K/retirement plan, holdings and transactions if such plan allows only open-end mutual funds (not advised by Breckinridge)

•	Accounts that allow only open-end mutual funds (not advised by Breckinridge) and associated transactions and holdings

•	Crypto wallets that can only invest or hold non-security assets

•	Quarterly transactions in managed accounts not advised by Breckinridge (as long as other requirements such as third party advisor certifications have been met)

Compliance may exempt other investment accounts or transactions that present minimal conflicts to clients and the firm from the reporting requirements. Employees may be required to provide additional certifications to the exempted accounts.

Review and Distribution

The Code will be reviewed annually. This is usually completed as part of the compliance program review that is required under Rule 206(4)-7.

The Code is saved, as part of the compliance manual, in location that is accessible by all employees (with limited exceptions). If an employee cannot access the location, Compliance will provide them a copy of the Code. New employees will provide written acknowledgement that they have received the Code (which may be part of the compliance manual or bundled with other applicable policies).

Employees are also required to provide annual certifications of their compliance with the Code (either as a stand-alone document or as part of the compliance manual). Any material amendments to the Code will be distributed promptly and acknowledged by employees.

Training

Consistent with our goal to support employee awareness of compliance matters and policies. Annually, Compliance will either conduct or coordinate training of the Code for employees. In many cases, Code training will be combined with other topics. New employees will receive Code training as part of their compliance overview session. Temporary employees or contractors do not need to complete annual training unless required to do so by Compliance.

Annual training will take various forms, including in-person, virtual or recorded sessions. Annual training can also be provided in written form, which will include emails to staff and certifications of compliance and understanding of the policy. For in-person or virtual training sessions, attendance acknowledgements are retained by Compliance.

Recordkeeping

The following records will be maintained in an easily accessible location:

•	A copy of each Code that has been in effect at any time during the past six years;

•	A record of any Code violation and any action taken as a result of such violation for six years from the end of the fiscal year in which the violation occurred;

•	A record of all written acknowledgements of receipt of the Code and amendments for each person who is currently, or within the past six years was, a supervised person;

•	These records must be kept for six years after the individual ceases to be a supervised person of the firm.

•	Holdings and transactions reports made pursuant to the Code, including any brokerage confirmation and account statements made in lieu of these reports;

•	A list of the names of persons who are currently, or within the past six years were, Access Persons;

•	A record of any decision and supporting reasons for approving limited and initial public offerings for at least six years after the end of the fiscal year in which approval was granted.

Disclosure of the Code of Ethics

Breckinridge will describe its Code in Part 2 of Form ADV and, upon request, furnish clients with a copy of the Code.

SEPTEMBER 10, 2025